# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DBV Technologies S.A., CIK 0001613780
CUSIP: 23306J309
Title of class of securities: Ordinary shares, nominal value 0.10 euro per share
Address of issuer's principal executive offices: 107 Av. de la Republique, Chatillon, France (I0), 92320
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-23-006949
Filed by CIK 0001920938

## Reporting persons
- BRAIDWELL LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,393,815; sole dispositive power 0; shared dispositive power 2,393,815; aggregate amount beneficially owned 2,393,815 (2.5% of the class)
- BRAIDWELL MANAGEMENT LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,393,815; sole dispositive power 0; shared dispositive power 2,393,815; aggregate amount beneficially owned 2,393,815 (2.5% of the class)
- ALEXANDER T. KARNAL: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,393,815; sole dispositive power 0; shared dispositive power 2,393,815; aggregate amount beneficially owned 2,393,815 (2.5% of the class)
- BRIAN J. KREITER: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,393,815; sole dispositive power 0; shared dispositive power 2,393,815; aggregate amount beneficially owned 2,393,815 (2.5% of the class)

## Item 1. Issuer
Name of issuer: DBV Technologies S.A.
Address of issuer's principal executive offices: 107 Av. de la Republique, Chatillon, France, 92320

## Item 2. Person Filing
Name of person filing:
This filing is being jointly filed by Braidwell LP, Braidwell Management LLC, Alexander Karnal, and Brian Kreiter (the "Reporting Persons").

The CUSIP provided in this statement is the CUSIP for the Issuer's American Depositary Shares ("ADS"). Each ADS represents five ordinary shares, nominal value 0.10 euro per share ("Shares").
Address of principal business office or, if none, residence:
The business address of each Reporting Person is:

2200 Atlantic St
4th Floor
Stamford, CT 06902
Citizenship: Braidwell LP is a limited partnership organized under the laws of the State of Delaware. Braidwell Management LLC is a limited liability company organized under the laws of the State of Delaware. Alexander Karnal and Brian Kreiter are both citizens of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-9 of each cover page are incorporated by reference. As of December 31, 2024, each Reporting Person may be deemed to be the beneficial owner of 2,393,815 Shares, which are directly owned by Braidwell Partners Master Fund LP. As of December 31, 2024, each Reporting Person may be deemed to be the beneficial owner of approximately 2.5% of the Shares outstanding. The percentage set forth herein is calculated based on 96,501,526 Shares outstanding as of November 6, 2024, as reported in the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 6, 2024.
Percent of class: 2.5
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,393,815
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,393,815

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The information in Item 4 is incorporated herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BRAIDWELL LP: /s/ COLIN BETTISON, COLIN BETTISON / AUTHORIZED SIGNATORY (02/14/2025)
- BRAIDWELL MANAGEMENT LLC: /s/ COLIN BETTISON, COLIN BETTISON / AUTHORIZED SIGNATORY (02/14/2025)
- ALEXANDER T. KARNAL: /s/ ALEXANDER T. KARNAL, ALEXANDER T. KARNAL (02/14/2025)
- BRIAN J. KREITER: /s/ BRIAN J. KREITER, BRIAN J. KREITER (02/14/2025)